SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Amendment No. )
Under the Securities Exchange Act of 1934

Magic Software Enterprises Ltd.
(Name of Issuer)

Ordinary
(Title of Class of Securities)

559166103
(CUSIP Number)

Amit Birk 5 Haplado Street Or Yehuda 60218 Israel phone 97235389292
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559166103	13G	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Denver Investment Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Denver, Colorado United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,856,012
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,856,012
	8.	Shared Dispositive Power 1,580,000
9.	Aggregate Amount Beneficially Owned by each Reporting Person 4,436,012
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares o
11.	Percent of Class Represented by Amount in Row 9 10.05%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 559166103	13G	Page 3 of 5

ITEM 1:

(a)  Name of Issuer:
Magic Software Enterprises Ltd.

 (b)  Address of Issuer’s Principal Executive Offices:

5 Haplado Street  Or Yehuda   60218  Israel

ITEM 2:

(a)  Name of Person Filing:

            Denver Investment Advisors LLC

(b)  Address of Principal Business Office or, if None, Residence:

            1225 17th Street, 26th Floor  Denver, CO 80202

(c)  Citizenship:

            USA

(d)  Title of Class of Securities:

            Ordinary

(e)  CUSIP Number:

559166103

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 559166103	13G	Page 4 of 5

ITEM 4:  OWNERSHIP.

Magic Software Enterprises Ltd

(a)  Amount beneficially owned: 4,436,012

(b)  Percent of class: 10.05
(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	2,856,012
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,856,012
(iv)	Shared power to dispose or to direct the disposition of	1,580,000

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
Not applicable.
ITEM 6: OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.
ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.
ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.
ITEM 9:  NOTICE OF DISSOLUTION OF GROUP.
Not applicable.
ITEM 10:  CERTIFICATIONS.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 559166103	13G	Page 5 of 5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2014	By:	/s/ Jasper R. Frontz
Name/Title
Jasper R. Frontz
Chief Compliance Officer